March 27, 2009

VIA EDGAR

United States Securities and Exchange Commission

Re:	Great Basin Gold Ltd. (the "Company")
Annual Report on Form 40-F
Consent of Expert

This letter is provided in connection with the Company's Form 40-F annual report for the year ended December 31, 2008 (the “Annual Report”) to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”). The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2008.

On my own behalf and on behalf of GeoLogix Mineral Resource Consultants (Pty) Ltd. (the "Company"), I hereby consent to the use of my name and the Company’s name in connection with reference to my and the Company’s involvement in the preparation of the following technical reports (the "Technical Reports"):

  Revised Technical Report on the Update of the June 21, 2007 Technical Report (Optimized Feasibility Study), inclusive of Updated Mineral Resource and Reserve Estimates for the Burnstone Gold Project, Mpumalanga Province of The Republic of South Africa, dated February 27, 2009; and

  Revised Technical Report on the Mineral Resources and Reserves at the Hollister Development Block Gold Project, Elko County, Nevada dated February 27, 2009.

and to references to the Technical Reports, or portions thereof, in the Annual Report and to the inclusion and incorporation by reference of the information derived from the Technical Reports in the Annual Report.

Yours truly,

GeoLogix Mineral Resource Consultants (Pty) Ltd.

/s/ G. J. van der Heever, Pri. Sci. Nat.

G. J. van der Heever, Pri. Sci. Nat.